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October 26, 2015	Nathan Somogie T +1 617 951 7326 F +1 617 235 0073 nathan.somogie@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on September 8, 2015 in connection with Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form N-2 (the “Registration Statement”), filed with the Commission on August 24, 2015 pursuant to the Securities Act of 1933, as amended. The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1. Comment: Please change the name of the Fund to “AMG Pantheon Fund, LLC” on the facing sheet of the Registration Statement and in the series and class identifiers.

Response: The requested change has been made on the facing sheet and in the EDGAR filing system. With respect to the series and class identifiers, it is our understanding that the EDGAR filing system does not track series and classes of closed-end investment companies. The Fund notes that other closed-end investment companies have been granted similar exemptive relief and currently offer multiple classes of units in a single effective registration statement without series or class identifiers.

2. Comment: In the “Application for Investment” section, please delete the following sentence from the first paragraph under the heading “Eligible Investors”:

“The Adviser may from time to time impose stricter or less stringent eligibility requirements.”

Response: The requested change has been made.

October 26, 2015

3. Comment: Please confirm that FINRA has approved the underwriting terms of the Fund’s offering.

Response: The Fund confirms that FINRA has issued a letter dated May 26, 2015 expressing no objections to the fairness and reasonableness of the underwriting terms of the Fund’s offering. On October 22, 2015, a representative of FINRA confirmed by telephone with the Fund’s distributor that FINRA continues to express no objections to the compensation and other arrangements reflected in the Registration Statement filed with the Commission on August 24, 2015.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark J. Duggan, AMG Funds LLC

Kara Zanger, Pantheon Ventures

Gregory C. Davis, Esq.